LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

Via Edgar

May 7, 2014

Geoff Kruczek, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Poage Bankshares, Inc. File No. 001-35295

Definitive Additional Materials on Schedule 14A, Filed April 28, 2014

Response	to SEC Comments

Dear Mr. Kruczek:

On behalf of Poage Bankshares, Inc. (the “Company”), we are responding to your letter dated April 30, 2014, regarding the definitive additional materials filed by the Company on April 28, 2014. Set forth below are the comments set forth in your April 30 letter, followed by the Company’s responses to the comments.

Definitive Additional Materials Filed on April 28, 2014

Poage Bankshares, Inc.’s Board and Management Team…

1.	Refer to your disclosure in the first bullet that the Town Square Acquisition is “expected to approximately double [your] 2015 earnings per share.” Noting your disclosure in footnote 2 that the projected numbers do not reflect the final evaluation of your fair value adjustments, please revise future filings to state that investors should not rely upon such projections as a predictor of future operating results or remove the projections from future filings.

Response: In future filings, the Company will comply with the staff’s comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Geoff Kruczek, Esq.

May 7, 2014

The Stilwell Group’s Unnecessary Proxy Contest…

2.	We note your disclosure that “[t]he Stilwell Group wants to force a sale of the Company….” Please tell us what you mean by the phrase “force a sale” and revise future filings as appropriate.

Response: The Company believes that the Stillwell Group’s objective is to exercise influence and control over the Company and its Board of Directors for the purpose of causing a sale of the Company. As stated in Amendment No. 7 to the Stilwell Group’s Schedule 13D filed on February 24, 2014, “We have lost confidence in the board and management and believe the Issuer should be sold to maximize shareholder value.” Mr. Stilwell has made similar comments in an article recently published in the American Banker. See Poage in Ky. Agrees to Buy Town Square, Faces Proxy Fight, American Banker, October 22, 2013. The Company believes the phrase “force a sale” is a fair and accurate interpretation of the Stilwell Group’s statement of intentions.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	David Lin, Esq.
Mr. Ralph E. Coffman, Jr.
Kip A. Weissman, Esq.